SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: June 21, 2005

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA ST.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 16, 2005, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed Affiliated Persons Report for the fiscal quarter ended March 31, 2005 (the "Affiliated Persons Report") with the Russian Federal Service for Financial Markets ("FSFM") as required by the Russian Federation's securities legislation. A copy of the report is attached hereto as Exhibit 99.

The requirements for the contents of the Affiliated Persons Report and criteria for the information to be disclosed in the Affiliated Persons Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Affiliated Persons Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Affiliated Persons Report, contact Olga V. Mokhoreva, Corporate Secretary of OJSC Rostelecom, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by e-mail at mokhoreva@hq.rt.ru

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  June 21, 2005               By:                signed]
                                          -----------------------------------
                                       Name:  Dmitry Ye. Yerokhin
                                       Title: General Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                  Description

     99. English translation of the Affiliated Persons Report filed with the Federal Service for Financial Markets.

                                                                      Exhibit 99


                            AFFILIATED PERSONS REPORT

     Open Joint Stock Company Long-distance and International Communications
                                  Rostelecom,
                             (Issuer code: 00124-A)


                            as of March 31, 2005





  General Director                  (signed)                Dmitry Ye. Yerokhin

                                     (seal)



                           LIST OF AFFILIATED PERSONS

................................................................. ............... ............
                                                                   Number of
                                                                   Company's       Equity
                       Affiliated person                         stock held by    stake of
                                                                     person       person, %
................................................................. ............... ............
................................................................. ............... ............
Name: Stanislav P. Avdiyants                                     Ordinary: 1100   0,00081%
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)       Preferred:
Elected: June 26, 2004                                                6800
................................................................. ............... ............
................................................................. ............... ............
Name: Vadim Ye. Belov                                                  -              -
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Valery V. Degtyarev
Residence: St. Peterburg
Status: Member of the Board of Directors (Supervisory Board)           -              -
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Stanislav N. Panchenko
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)           -              -
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Victor A. Polischuk
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)           -              -
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Irina M. Ragozina                                                -              -
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Michail V. Slipenchouk
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)           -              -
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Grigory M. Finger
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)           -              -
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Yevgeny V. Yurchenko
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)           -              -
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Valery N. Yashin
Residence: Moscow
Status: Member of the Board of Directors (Supervisory Board)           -              -
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Sergey L. Akopov
Residence: S.-Petersburg
Status: Member of collective executive body                            -              -
Elected: April 15, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Andrei A. Gaiduk
Residence: S.-Petersburg
Status: Member of collective executive body                            -              -
Elected: June 1, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Dmitry M. Gurevich
Residence: Moscow
Status: Member of collective executive body                            -              -
Elected: August 13, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Dmitry Ye. Yerokhin
Residence: Moscow
Status: Member of collective executive body
Elected: June 1, 2002                                             Ordinary: -
Status: Sole executive body                                        Preferred:     0.00037%
Elected: November 3, 2003                                             3600
Status: Member of the Board of Directors (Supervisory Board)
Elected: June 26, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Vadim Y. Izotov
Residence: S.-Petersburg
Status: Member of collective executive body                            -              -
Elected: June 1, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Igor A. Kalugin
Residence: S.-Petersburg
Status: Member of collective executive body                            -              -
Elected: April 15, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Alexander A. Lutsky
Residence: S.-Petersburg
Status: Member of collective executive body                            -              -
Elected: June 1, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Vladimir K. Mironov
Residence: S.-Petersburg
Status: Member of collective executive body
Elected: June 1, 2002
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the             -              -
same group:
This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity.
Elected: July 02, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Georgy A. Romsky
Residence: Moscow
Status: Member of collective executive body                            -              -
Elected: April 28, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Galina V. Rysakova
Residence: Moscow
Status: Member of collective executive body                            -              -
Elected: December 3, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Dmitry V. Sigalov
Residence: S.-Petersburg
Status: Member of collective executive body                            -              -
Elected: August 13, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Vladimir V. Terekhov
Residence: S.-Petersburg
Status: Member of collective executive body                            -              -
Elected: June 1, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Gioulnara Sh. Khasianova
Residence: Moscow                                                Ordinary: 964
Status: Member of collective executive body                        Preferred:     0.00025%
Elected: April 15, 2003                                               1503
................................................................. ............... ............
................................................................. ............... ............
Name: Dagestan Open Joint Stock Company of Communications&
Informatics
Location: 367012, Republic of Dagestan, city of Makhachkala,
Lenin st., bld. 1
Postal address: 367012, Republic of Dagestan, city of
Makhachkala, Lenin st., bld. 1                                         -              -
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the
same group: Dagestan OJSC of Communications&Informatics is an entity directly controlled by OJSC Svyazinvest.
Effective from: September 18, 1995
................................................................. ............... ............
................................................................. ............... ............
Name: Subsidiary company, Closed Joint Stock Company "Armavir plant for manufacturing of communications equipment"
Location: 352903, Krasnodar region,city of Armavir,Urupskaya
st.,bld. 1A
Postal address: 352903, Krasnodar region,city of
Armavir,Urupskaya st.,bld. 1A
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Subsidiary company, CJSC "Armavir plant for
manufacturing of communications equipment" is an entity under indirect control of OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "AKIB for development of
communications means and informatics Pochtobank"
Location: 614600, city of Perm, Lenin st., bld. 68
Postal address: 614600, city of Perm, Lenin st., bld. 68
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "AKIB for development of communications means and
informatics Pochtobank" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Altai Investment Company
Altincom"
Location: 656049, city of Barnaul, Papanin st., bld. 96
Postal address: 656049, city of Barnaul, Papanin st., bld. 96
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Altai Investment Company Altincom" is under indirect
control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Compan "Altel"
Location: 656099,city of Barnaul, Lenin av., bld. 54A
Postal address: 656099,city of Barnaul, Krasnoarmeysky
prospect, bld. 108Status: The person belongs to the same group
as the Company                                                         -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Altel" is under indirect control of OJSC "Svyazinvest"
Effective from: September 30, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Baikalwestcom"
Location: 664005, city of Irkutsk, 2d Zheleznodorozhnaya, bld.
68
Postal address: 664005, city of Irkutsk, 2d
Zheleznodorozhnaya, bld. 68
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Baikalwestcom" is under indirect control of OJSC
"Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Vladimir-Teleservice"
Location: 600017, city of Vladimir, Gorokhovaya st., bld. 20
Postal address: 600017, city of Vladimir, Gorokhovaya st.,
bld. 20uncapped
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Vladimir-Teleservice" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "VSNET"
Location: Khanty-Mansiisk Autonomous area, city of Surgut,
Kukuevitskiy st., bld. 6
Postal address: Khanty-Mansiisk Autonomous area, city of
Surgut, Kukuevitskiy st., bld. 6
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "VSNET" is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Dagestan cellular
communications"
Location: 367012,city of Makhachkala, Lenin st, bld. 3
Postal address: 367012,city of Makhachkala, Oscar st., bld. 7
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Closed Joint Stock Company "Dagestan cellular
communications" is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Yeniseytelecom"
Location: 660017,city of Krasnoyarsk-17, Mira av., bld. 102
Postal address: 660017,city of Krasnoyarsk-17, Mira av., bld.
102
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Closed Joint Stock Company "Yeniseytelecom" is
under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Yermak RMS"
Location: Tumensk region, city of Khanty-Mansiisk, Komintern
st., bld. 3
Postal address: Tumensk region, city of Khanty-Mansiisk,
Komintern st., bld. 3
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Ermak RMS" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company IC "Svyaz"
Location: 167610, Komi Republic, Syktyvkar, st. Lenina 60
Postal address: 167610, Komi Republic, Syktyvkar, st. Lenina 60
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC IC "Svyaz" is under indirect control of OJSC "Svyazinvest"
Effective from: June 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: CJSC "Mobile telecommunications"
Location: 119121, city of Moscow, Pluschikha st., bld. 55/2
Postal address: 119121, city of Moscow, Pluschikha st., bld.
55/2
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Mobile telecommunications" is under indirect control of
OJSC "Svyazinvest"
Effective from: September 15, 1998
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Narodny Telephon Saratov"
Location: 410600, city of Saratov, Kiselev st., bld. 40
Postal address: 410600, city of Saratov, Kiselev st., bld. 40
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Narodny Telephon Saratov" is under indirect control of
OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company " Nizhegorodsk cellular
communications"
Location: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom
Svyazi
Postal address: 603000, city of Nizhniy Novgorod, M. Gorky
sq., Dom Svyazi
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Nizhegorodskiy cellular communications " is under
indirect control of OJSC "Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company " Nizhegorodteleservice"              -              -
Location: 603000, city of Nizhniy Novgorod, M. Gorky sq., Dom
Svyazi
Postal address: 603107, city of Nizhniy Novgorod, Zhukov sq., bld. 3
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the
same group:
CJSC "Nizhegorodteleservice " is under indirect control of
OJSC "Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Orenburg GSM"                        -              -
Location: 460000, city of Orenburg, Volodarskogo st., bld. 11
Postal address: 460052 city of Orenburg, P.B. 2153
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the
same group: CJSC "Orenburg GSM" is under indirect control of
OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Open telecommunications"
Location: 103375, city of Moscow, Tverskaya st., bld. 7
Postal address: 103375, city of Moscow, Tverskaya st., bld. 7
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Open telecommunications" is under indirect control of
OJSC "Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Puls Radio Yoshkar Ola"
Location: city of Yoshkar Ola, Sovetskaya st., bld. 138
Postal address: city of Yoshkar Ola, Sovetskaya st., bld. 138
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Puls Radio Yoshkar Ola" is under indirect control of
OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Region-net"
Location: 630099, city of Novosibirsk, Dobrolubov st., bld. 12
Postal address: 630099, city of Novosibirsk, Dobrolubov st., bld. 12
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Region-net" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Rostelegraph"
Location: 103375, city of Moscow, Tverskaya st., bld. 7
Postal address: 103375, city of Moscow, Tverskaya st., bld. 7
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Rostelegraph" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "RTKOM"
Location: 430000, city of Saransk, Kommunisticheskaya st., bld.7
Postal address: 430000, city of Saransk, Kommunisticheskaya st., bld.7
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: CJSC "RTKOM" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2005
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "RusLeasingCommunications"
Location: 117909, city of Moscow, 2d Spasonalivkovskiy per., bld. 6
Postal address: 119991, GSP-1, V49, city of Moscow,
Spasonalivkovskiy per., bld. 6
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "RusLeasingCommunications " is under indirect control of
OJSC "Svyazinvest"
Effective from: May 29, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Saint-Petersburg center of
Telecommunications"
Location: 193232, city of Saint-Petersburg , Bolshevikov pr., bld. 24
Postal address: 199053, city of Saint-Petersburg, 3d line VO, bld. 30/32
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Saint-Petersburg center of Telecommunications" is under indirect control of OJSC "Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Svyazinformcomplect"
Location: 454087, city of Chelyabinsk , Darvin st., bld. 4A
Postal address: 454087, city of Chelyabinsk , Darvin st., bld.
4A
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC Svyazinformcomplect is under indirect control of OJSC
"Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Startcom"
Location: 117909, city of Moscow, 2d Spasonalivkovskiy per., bld. 6
Postal address: 129010, city of Moscow, Bol. Spasskaya st.,
12, office 56
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Startcom" is under indirect control of OJSC "Svyazinvest"
Effective from: August 20, 1998
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Stack GSM"
Location: 650099, city of Kemerovo, Sovetskiy pr., bld. 61
Postal address: 650099, city of Kemerovo, Sovetskiy pr., bld.
61
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Stack GSM" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Telesvyazinform"
Location: 430000, city of Saransk, Bolshevistskaya st., bld. 13
Postal address: 430000, city of Saransk, Bolshevistskaya st., bld. 13
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Telesvyazinform" is under indirect control of OJSC
"Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Telephone Company - Ural"
Location: 620134, city of Ekaterinburg, Druzhininskaya st.,
bld. 48a
Postal address: 620090, city of Ekaterinburg, Tekhnicheskaya st., bld. 18b
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Telephone Company - Ural" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2005
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "TransCommunications"
Location: 603035, city of Nizhny Novgorod,Chaadaeva st., bld.2a
Postal address: 603035, city of Nizhny Novgorod,Gordeevskaya st., bld. 5
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "TransCommunications" is under indirect control of OJSC
"Svyazinvest"
Effective from: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company TRK "Foton"
Location: 350001, city of Krasnodar, Zheleznodorozhnaya st., 30
Postal address: 350001, city of Krasnodar, Zheleznodorozhnaya st., 30
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: CJSC TRK "Foton" is under indirect control of OJSC "Svyazinvest"
Effective from: October 01, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Ul'yanovsk-GSM"
Location: 432601, city of Ul'yanovsk, Tolstogo st., bld. 60
Postal address: 432063, city of Ul'yanovsk,, Goncharova st., bld. 52
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Ul'yanovsk-GSM" is under indirect control of OJSC
"Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Ural-Teleservice"
Location: 620110, city of Ekaterinburg, Lunacharskogo st.,
bld. 134B
Postal address: 620027, city of Ekaterinburg, Shevchenko st., bld. 9/423
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Ural-Teleservice" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "FK-Svyaz"
Location: 109316, city of Moscow, Volgogradsky av., bld. 14
(Management Board room)
Postal address: 105023, city of Moscow, Malaya Semenovskaya st.
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "FK-Svyaz" is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Centel"
Location: 103375, city of Moscow, Tverskaya st., bld. 7
Postal address: 103375, city of Moscow, Tverskaya st., bld. 7
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group: Closed Joint Stock Company Centel is under
indirect control of OJSC "Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Center vnedreniya
spetsializirovannykh system" (Center for introduction of
specialized systems)
Location: 454005, city of Chelyabinsk, Kirova st., bld. 161
Postal address: 454005, city of Chelyabinsk, Kirova st., bld.
161
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC Centre vnedreniya spetsializirovannykh system is under
indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Centre
material'no-tekhnicheckogo obespecheniya (Logistics center)
Location: 350001, city of Krasnodar, Vishnyakov st., bld. 5/2
Postal address: 350001, city of Krasnodar, Vishnyakov st.,
bld. 5/2
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC Centre material'no-tekhnicheckogo obespecheniya system is under indirect control of OJSC "Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "CentreTelecomService"
Location: 141400, Moscow region, city of Khimki, Proletarskaya
st., bld. 23/101
Postal address: 130031, city of Moscow, Dmitrovskiy per., bld.
3/1
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "CentreTelecomService" is under indirect control of OJSC
"Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "CenterTelecomService" of
Moscow Region
Location: 115446, city of Moscow, Kolomensky pr., bld 1A
Postal address: 115446, city of Moscow, Ak. Volgina st., bld
33/143
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "CTS" of Moscow Region is an entity indirectly controlled by OJSC Svyazinvest.
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Tsifrovye telekommunikatsii"
(Digital telecommunications)
Location: 42800, city of Cheboksary, Gagarin st., bld. 20A
Postal address: 42800, city of Cheboksary, Gagarin st., bld.
20A
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Tsifrovye telekommunikatsii" is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Chita NET"
Location: 672090, city of Chita, Ayvazovskiy st., bld. 110/1
Postal address: 352840, city of Krasnjdar, Ayvazovskiy st.,
bld. 110/1
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "Chita NET" is under indirect control of OJSC
"Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Yuzhno-Ural'skiy Sotovy
Telefon"
Location: 454000, city of Chelyabinsk, Vorovskiy st., bld. 46
Postal address: 454000, city of Chelyabinsk, Vorovskiy st.,
bld. 46
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Yuzhno-Ural'skiy Sotovy Telefon " is under indirect
control of OJSC "Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Non-Governmental Pension Fund "Svyazist"
Location: 454000, city of Chelyabinsk, Tsvilling st., bld. 10
Postal address: 454000, city of Chelyabinsk, Vorovskiy st.,
bld. 10
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Non-Governmental Pension Fund "Svyazist" is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Non-Profit Partnership "Center for studies of problems of telecommunications development"
Location: 119121, city of Moscow, Pluschikha st., bld. 55/2
Postal address: 119121, city of Moscow, Smolenskaya st., bld. 3
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group: Non-Commercial Partnership "Center for studies of problems of telecommunications development"" is under indirect control of OJSC "Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Intmashservice"
 Location: 400005, city of Volgograd, Central district
Postal address: 400131, city of Volgograd, Golubinskaya st., bld. 8
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Intmashservice" is under indirect control of OJSC "Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "AMT"
Location: city of S.Petersburg, Sinopskiy emb., bld. 14
Postal address: 191186, city of S.Petersburg, Bol'shaya
Morskaya st., bld. 3-5
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "AMT" is under indirect control of
OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Artelecom Service"
Location: 163071, city of Arkhangelsk, Priorov pr., bld. 4
Postal address: 163071, city of Arkhangelsk, Priorov pr., bld.
4
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Artelecom Service" is under
indirect control of OJSC "Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Bona"
Location: 163061, city of Arkhangelsk, Troitskiy pr., bld. 45
Postal address: 163061, city of Arkhangelsk, Troitskiy pr.,
bld. 45
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Bona", is under indirect control of
OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Vlad Page"
Location: 600000, city of Vladimir, Gorkogo st., bld. 42
Postal address: 600000, city of Vladimir, Gorkogo st., bld. 42
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Vlad Page", is under indirect
control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Vladimirskiy Taksofone"
Location: 600014, city of Vladimir, Stroiteley st., bld. 32B
Postal address: 600014, city of Vladimir, Stroiteley st., bld.
32B
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Vladimirskiy Taksofone"
is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Vyatka Page"
Location: city of Kirov, Ural'skaya st., bld. 1
Postal address: city of Kirov, Oktyadrskyi av., bld. 115
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Vyatka Page" is under indirect
control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Giprosvyaz-Consulting"
Location: 123298, city of Moscow, Khoroshevskaya 3d st., bld.
11
Postal address: 123298, city of Moscow, Khoroshevskaya 3d st., bld. 11
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Giprosvyaz-Consulting"
is under indirect control of OJSC "Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Giprosvyaz-North-West"
Location: 197110, city of Saint-Petersburg, Konstantinovskii pr-t, bld. 11a
Postal address:197110, city of S.-Petersburg, Konstantinovskii pr-t, bld. 11a
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Giprosvyaz-North-West"
is under indirect control of OJSC "Svyazinvest"
Effective from: March 31, 2005
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Giprosvyaz-Sibir"
Location: 630099, city of Novosibirsk, Gor'kogo st., bld. 53
Postal address: 630078, city of Novosibirsk, Vistavochnaya
st., bld. 15/3
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Giprosvyaz-Sibir" is
under indirect control of OJSC "Svyazinvest"
Effective from: June 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Infinvest"
Location: Russia, city of Perm, Lenina st., bld. 68
Postal address: 614077, city of Perm, P.Lumumby st., bld. 6
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Infinvest"
is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Cabelvideo"
Location: 167981, Republic of Komi, st., city of Syktyvkar,
Kuratova st., bld. 85
Postal address: 167981, Republic of Komi, st., city of
Syktyvkar, Kuratova st., bld. 85
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Cabelvideo" is under
indirect control of OJSC "Svyazinvest"
Effective from: June 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "MobilCom"
Location: 600017, city of Vladimir, Mira st., bld. 17
Postal address: 600017, city of Vladimir, Mira st., bld. 17
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "MobilCom" is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "NovgorodDatacom"                      -              -
Location: 174126, city of Veliky Novgorod, Pankovka, Industrialyanya
st., bld. 22
Postal address: 173000, city of Veliky Novgorod, Michailova st., bld.
20
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the
same group:
Limited Liability Company "NovgorodDatacom" is under indirect control of OJSC "Svyazinvest"
Effective from: March 21, 2005
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "NovgorodDeitacom"                      -              -
Location: city of Veliky Novgorod, Pankovka, Industrialyanya
st., bld. 22
Postal address: city of Veliky Novgorod, Michailova st., bld.
20
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the
same group:
Limited Liability Company "NovgorodDeitacom" is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Parma Paging"                         -              -
Location: Komi republic, city of Syktyvkar, Communisticheskaya
st. bld. 31
Postal address: 167610, Komi republic, city of Syktyvkar,
Communisticheskaya st. bld. 31
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the
same group:
Limited Liability Company "Parma Paging" is an entity
indirectly controlled by OJSC Svyazinvest.
Effective from: July 16, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Pagetelecom"
Location: Cherepovets, pr. Stroiteley 6, 162627 Vologodskaya
obl.
Postal address: Cherepovets, pr. Stroiteley 6, 162627
Vologodskaya obl.
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
Limited Liability Company "Pagetelecom" is an entity
indirectly controlled by OJSC Svyazinvest.
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Permtelecom"
Location: 614000, city of Perm, Podlesnaya st., bld. 45
Postal address:614000, city of Perm, Podlesnaya st., bld. 45
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Permtelecom"
is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Radio-Rezonans"
Location: Oksky s`ezd 8, 603022 Nizhny Novgorod
Postal address: Oksky s`ezd 8, 603022 Nizhny Novgorod
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Radio-Rezonans" is an entity
indirectly controlled by OJSC Svyazinvest.
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Russian-American Joint
Venture Izhcom"
Location: st. Karl Marx 206, 426057 Izhevsk
Postal address: st. Karl Marx 206, 426057 Izhevsk
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Russian-American Joint Venture
Izhcom" is an entity indirectly controlled by OJSC Svyazinvest.
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company RPK "Svyazist"
Location: 118732, Leningrad Region, Priozerskiy district,
village Petrovskoe
Postal address: 118732, Leningrad Region, Priozerskiy                  -              -
district, village Petrovskoe
Status: The person belongs to the same group as the Company
Effective from: 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "RSU-Telecom"
Location: 198095, St-Petersburg, Stachek st., bld. 18/2,
letter "B"
Postal address: 198095, St-Petersburg, Stachek st., bld. 18/2,         -              -
letter "B"
Status: The person belongs to the same group as the Company
Effective from: 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Svyaz-Service-Irga"                   -              -
Location: st. Esenina 21, 390046 Ryazan
Postal address: st. Esenina 43, 390023 Ryazan
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the
same group:
Limited Liability Company "Svyaz-Service-Irga" is an entity
indirectly controlled by OJSC "Svyazinvest."
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "SvyazProjectService"
Location: 3-ya Khoroshovskaya st. 11, 123298, Moscow
Postal address: 3-ya Khoroshovskaya st. 11, 123298, Moscow
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "SvyazProjectService" is an entity indirectly controlled by OJSC "Svyazinvest".
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "SZT-Finance"
Location: Office 422, Bolshaya Morskaya st., 26,
Saint-Petersburg, 191186
Postal address: Office 422, Bolshaya Morskaya st., 26,
Saint-Petersburg, 191186
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "SZT-Finance" is an entity
indirectly controlled by OJSC "Svyazinvest".
Effective from: October 11, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "TelecomTerminal"
Location: pr. Lenina 13, 153000, Ivanovo
Postal address: pr. Lenina 13, 153000, Ivanovo
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "TelecomTerminal" is an entity
indirectly controlled by OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Telecomstroy"
Location: st. Parizhskoy Kommuny 92, 153017, Ivanovo
Postal address: 2 Minsky per. 16, 153017, Ivanovo
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Telecomstroy" is an entity
indirectly controlled by OJSC "Svyazinvest".
Effective from: September 30, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Teleport-Ivanovo (TPI)"
Location: st Tashkentskaya 90, 153032 Ivanovo
Postal address: st Tashkentskaya 90, 153032 Ivanovo
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group: Limited Liability Company "Teleport-Ivanovo" is an entity indirectly controlled by OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "TO Accept"
Location: 350020, city of Krasnodar, Communarov st., 235
Postal address: 350020, city of Krasnodar, Communarov st., 235
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group: Limited Liability Company "TO Accept" is an entity indirectly controlled by OJSC "Svyazinvest".
Effective from: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "TyumenRuscom"
Location: 625048, city of Tyumen, Malygina st., bld. 56
Postal address: 625048, city of Tyumen, Saako st., bld. 5/2
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "TyumenRuscom" is under indirect
control of OJSC "Svyazinvest"
Effective from: October11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "UralInform TV"
Location: st. Krupskoy 2, 614060 Perm
Postal address: st. Krupskoy 2, 614060 Perm
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "UralInform TV" is an entity
indirectly controlled by OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Uralcom"
Location: st. Krupskoy 2, 614060 Perm
Postal address: st. Krupskoy 2, 614060 Perm
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Uralcom" is an entity indirectly
controlled by OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Faktorial-99"
Location: per.Bratsky 47, 344082, Rostov-on-Don
Postal address: per.Bratsky 47, 344082, Rostov-on-Don
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Faktorial-99" is an entity
indirectly controlled by OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Yug-Giprosvyaz"
Location: st. Gagarina 67, 350062 Krasnodar
Postal address: st. Gagarina 67, 350062 Krasnodar
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Yug-Giprosvyaz" is an entity
indirectly controlled by OJSC "Svyazinvest".
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "STC-Finance"
Location: 350000, city of Krasnodar, Krasunskaya st., bld. 66
Postal address: 350000, city of Krasnodar, Krasunskaya st.,
bld. 66                                                                -              -
Status: The person belongs to the same group as the Company
Effective from: 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Private Security Service Company
"Zashchita"
Location: 400005, city of Volgograd, Sovetskaya st., bld. 47/1
Postal address: 400131, city of Volgograd, Mira st., bld.9
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Zashchita" is under indirect
control of OJSC "Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Private Security Service Company
"Rostelecom-security"
Location: 127486, city of Moscow, Deguninskaya st., bld. 2/2
Postal address: 127486, city of Moscow, Deguninskaya st., bld.
2/2
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: The Limited Liability Company
"Rostelecom-security" is an entity indirectly controlled by
OJSC "Svyazinvest".
Effective from: June 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Private Security Service Company
"Ekrantelecom"
Location: st. Pirogova 13, 634034 Tomsk
Postal address: st. Pirogova 13, 634034 Tomsk
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: The Limited Liability Company "Ekrantelecom" is an entity indirectly controlled by OJSC "Svyazinvest".
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Joint company of
telecommunications development "Mobiltelecom"
Location: 670000, city of Ulan-Ude, Sukhe-Batora st., bld. 7
Postal address: 670000, city of Ulan-Ude, Sukhe-Batora st.,
bld. 7
 Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "Joint company of telecommunications development
"Mobiltelecom" is an entity indirectly controlled by OJSC
"Svyazinvest".
Effective from: June 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "A-svyaz"
Location: st. B. Khmelnitskogo 42, 675000 Amurskaya obl.,
Blagoveshchensk
Postal address: st. Shevchenko 7, 675000 Amurskaya obl.,
Blagoveshchensk
 Status: The person belongs to the same group as the Company           -              -
The condition by virtue of which the person belongs to the
same group:
OJSC "A-svyaz" is an entity indirectly controlled by OJSC
"Svyazinvest".
Effective from: October 10, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Aerocom"
Location: Leningradsky pr., 80-32, Moscow, 125190
Postal address: Office 326, Profsoyuznaya st., 108, Moscow, 117437
Status: The person belongs to the same group as the Company           -              -
The condition by virtue of which the person belongs to the
same group:
OJSC "A-svyaz" is an entity indirectly controlled by OJSC "Svyazinvest".
Effective from: November 03, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "VolgaTelecom"
Location: pl. Maxima Gorkogo, Dom Svyazi, 603000 Nizhny
Novgorod
Postal address: pl. Maxima Gorkogo, Dom Svyazi, 603000 Nizhny
Novgorod
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
OJSC "VolgaTelecom" is an entity directly controlled by OJSC
"Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Giprosvyaz"
Location: 3 Khoroshovskaya 11, 123298 Moscow
Postal address: 3 Khoroshovskaya 11, 123298 Moscow
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC Giprosvyaz is an entity directly controlled by OJSC
"Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Dalnevostochnaya kompaniya
Elekrosvyazi" (Dalsvyaz)
Location: st. Svetlanskaya 57, 690600 Vladivostok
Postal address: st. Svetlanskaya 57, 690600 Vladivostok
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "Dalsvyaz" is an entity directly controlled by OJSC
"Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Commercial data networks
"OMRICS"
Location: 460018, city of Orenburg, Tereshkova st., bld. 10
Postal address: 460018, city of Orenburg, Tereshkova st., bld.
10
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
OJSC "Commercial data networks "OMRICS" is an entity
indirectly controlled by OJSC "Svyazinvest".
Effective from: June 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "InfoTeKS Taganrog Telecom"
Location: st. Oktyabrskaya 19, 347920 Rostovskaya obl.,
Taganrog
Postal address: st. Oktyabrskaya 19, 347920 Rostovskaya obl.,
Taganrog
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
OJSC InfoTeKS Taganrog Telecom is an entity indirectly
controlled by OJSC "Svyazinvest".
Effective from: October 10, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "NGTS-Page"
Location: st. Vystavochnaya 15/3, Novosibirsk-78
Postal address: st. Siberyakov Gvardeitsev 22, Novosibirsk-78
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC NGTS-Page is an entity indirectly controlled by OJSC
"Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Ozdorovitelniy complex Orbita"
Location: 352840, Krasnodar region, Tuapse district, village
Olginka
Postal address: 352840, Krasnodar region, Tuapse district,
village Olginka
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
OJSC "Ozdorovitelniy complex Orbita" is under indirect control of OJSC "Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Regionalnyye informatsionnyye seti" (Regional information network)
Location: st. Kirova 86, 630102 Novosibirsk
Postal address: st. Trudovaya 1, Novosibirsk
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: OJSC RIS is an entity indirectly controlled by
OJSC "Svyazinvest".
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Russian telecommunication
network"
Location: city of Moscow, Maroseyka st., bld. 2/15
Postal address: city of Moscow, Profsouznaya st., bld. 108
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "Russian Telecommunication network" is an entity
indirectly controlled by OJSC "Svyazinvest".
Effective from: March 31, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Severo-Zapadny Telecom"
(North-West Telecom)
Location: st. B. Morskaya 24, 191186 St-Petersburg
Postal address: st. B. Morskaya 24, 191186 St-Petersburg
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "Severo-Zapadny Telecom" is an entity directly
controlled by OJSC "Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Sibirtelecom"
Location: st. Lenina 5, 630099 Novosibirsk
Postal address: st. Lenina 5, 630099 Novosibirsk
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "Sibirtelecom" is an entity directly controlled by OJSC
"Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Stavtelecom" named after V.V.
Kuzminov
Location: pr. Oktyabrskoi Revolutsii 10/12, 355035 Stavropol
Postal address: pr. Oktyabrskoi Revolutsii 23, P.O. Box 15/85,
355035 Stavropol
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
OJSC "Stavtelecom" named after V.V. Kuzminov is an entity
directly controlled by OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Telecom" of Ryazan region
Location: st. Svobody 36, 390006 Ryazan
Postal address: st. Svobody 36, 390006 Ryazan
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "Telecom" of Ryazan region is an entity indirectly
controlled by OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Uralsvyazinform"
Location: st Lenina 68, 614096 Perm
Postal address: st Lenina 68, 614096 Perm
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "Uralsvyazinform" is an entity directly controlled by
OJSC "Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Centralnaya
telecommunicatsionnaya kompaniya" (CenterTelecom company)
Location: st. Proletarskaya 33, Khimki, 141400 Moskovskaya
oblast
Postal address: st. Narodnogo Opolcheniya 29/2, 123154 GSP-317
Moscow                                                            Ordinary:
Status: The person belongs to the same group as the Company           2085        0.00021%
The condition by virtue of which the person belongs to the        Preferred: -
same group:
OJSC "CenterTelecom company" is an entity directly controlled by OJSC "Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Central telegraph"
Location: st. Tverskaya 7, 103375 Moscow
Postal address: st. Tverskaya 7, 103375 Moscow
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "Central telegraph" an entity directly controlled by OJSC
"Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Yuzhnaya
telecommunicatsionnaya companiya" (SouthTelecom Company)
Location: st. Karasunskaya 66, 350000 Krasnodar
Postal address: st. Karasunskaya 66, 350000 Krasnodar
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
OJSC "SouthTelecom company" an entity directly controlled by
OJSC "Svyazinvest".
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Tatincom-T"
Location: Lomzhinskaya st. 20A, 420140 Kazan, Tatarstan
republic
Postal address: Lomzhinskaya st. 20A, 420140 Kazan, Tatarstan republic
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
OJSC "Tatincom-T" is an entity indirectly controlled by OJSC
"Svyazinvest".
Effective from: 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Marina V. Bulgakova
Place of Residence: S.-Petersburg
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the
same group:
This individual, while employed by OJSC Rostelecom
simultaneously serves as a sole executive body of the other
legal entity.                                                          -              -
Elected: November 10, 2002
The condition by virtue of which the person belongs to the
same group:
This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity.
Elected: June 30, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Dmitry V. Burmistrov
Place of Residence: Moscow
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the              -              -
same group:
This individual, while employed by OJSC Rostelecom
simultaneously serves as a sole executive body of the other
legal entity.
Elected: October 18, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Nikolai G. Krivoshein
Place of Residence: Moscow
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to
the same group:                                                         -              -
This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity.
Elected: July 02, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Yury T. Kukushkin
Place of Residence: Moscow
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the        Ordinary: 564
same group:                                                       Preffered:       0,00033%
This individual, while employed by OJSC Rostelecom                   2631
simultaneously serves as a sole executive body of the other
legal entity.
Elected: October 01, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Anatoly I. Parfenov
Place of Residence: Novosibirsk
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the
same group:                                                            -              -
This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity.
Elected: July 02, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Alexey A. Shatulin
Place of Residence: Kamen-na-Obi of Altay Region
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the         Ordinary: -
same group:                                                        Preffered:      0,000041%
This individual, while employed by OJSC Rostelecom, conjointly         400
with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity.
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Oleg S. Shedenkov
Place of Residence: Moscow
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the
same group:
This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority
in the Board of Directors of the other legal entity.                   -              -
Elected: October 1, 2003
The condition by virtue of which the person belongs to the
same group:
This individual, while employed by OJSC Rostelecom
simultaneously serves as a sole executive body of the other
legal entity.
Elected: August 27, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Vadim M. Yakovlev
Place of Residence: S.-Petersburg
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the
same group:                                                            -              -
This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity.
Elected: October 1, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Investitsionnaya companiya
svyazi" (Svyazinvest)
Location: st. Tverskaya 7, 103375 Moscow                          Ordinary:
Postal address: st. Plushchikha 55 buld.2, 119121 Moscow           369 224 907        38.00%
Status: This entity is entitled to dispose 20% of the             Preferred: -
Company's voting shares.
Effective from: July 8, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Federal Property Management Agency
Location: 103685, city of Moscow, Nikolsky per., bld. 9
Postal address: 103685, city of Moscow, Nikolsky per., bld. 9
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the             -              -
same group:
This entity is entitled to dispose 50% of the Company's
voting shares.
Effective from: December 3, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability company "INFORMTECH"
Location: 334200, Ukraine, the Crimea, city of Yalta, Sokhanya
st., bld. 7
Postal address: 334200, Ukraine, the Crimea, city of Yalta,
Sokhanya st., bld. 7
Status: The Joint Stock Company is entitled to dispose of over         -              -
20% of the total number of votes, corresponding to the shares
(contributions, participation interests) that make up charter
(depository) capital of this entity.
Effective from: November 5, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Autonomous non-profit organization "NTCS TsNIIS-RTC"
Location: 1-projezd Perova polya 8, 111141 Moscow
Postal address: 1-projezd Perova polya 8, 111141 Moscow
Status: The Company is entitled to dispose of over 20% of the
total number of votes, corresponding to the shares                     -              -
(contributions, participation interests) that make up charter
(depository) capital of this entity.
Effective from: February 26, 1996
................................................................. ............... ............
................................................................. ............... ............
Name: Joint Stock Company close type "Razbeg-Marafon"
Location: st. Trifonovskaya 56, 129110 Moscow
Postal address: st. Trifonovskaya 56, 129110 Moscow
Status: The Company is entitled to dispose of over 20% of the
total number of votes, corresponding to the shares                     -              -
(contributions, participation interests) that make up charter
(depository) capital of this entity.
Effective from: November 28, 1994
................................................................. ............... ............
................................................................. ............... ............
Name: Subsidiary company Boarding House "Malakhit"
Location: 334200 Republic of Ukraine, Autonomous Republic of
Crimea, city of Yalta, Sherbakova st., 15
Postal address: 334200 Republic of Ukraine, Autonomous
Republic of Crimea, city of Yalta, Sherbakova st., 15
Status: The Company is entitled to dispose of over 20% of the          -              -
total number of votes, corresponding to the shares
(contributions, participation interests) that make up charter
(depository) capital of this entity.
Effective from: December 5, 2001.
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Aquapark-RT"
Location: Delegatskaya st., 5, 103091 Moscow, Russia
Postal address: Delegatskaya st., 5, 103091 Moscow, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: March 29, 1996
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Westelcom"
Location: Sushchevsky Val st., 26, 127018 Moscow, Russia
Postal address: Sushchevsky Val st., 26, 127018 Moscow, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: December 06, 1992
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Globalstar Space
Telecommunications"
Location: Dubovaya Roscha st., 25, bld. 2, 127427 Moscow,
Russia
Postal address: Sytinsky per., 3/25, bld. 5, 103104 Moscow,
Russia                                                                 -              -
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: September 20, 1996
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Incom"
Location: Subovsky Boulevard, 27/26, bld. 3, 119021 Moscow,
Russia
Postal address: Subovsky Boulevard, 27/26, bld. 3,
119021 Moscow, Russia
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: November 30, 2000
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Moskovsky Tsentr Novykh
Tekhnology Telekommunikatsy" (The Moscow Center of New
Telecommunications Technologies)
Location: Arbat st., 46, 121002 Moscow, Russia
Postal address: Arbat st., 46, 121002 Moscow, Russia
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: October 9, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Rostelecomport"
Location: 190000, city of St. Petersburg, English em., bld. 10
Postal address: 197022 St. Petersburg, 1-ya Beryozovaya
Alleya, bld. 6
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: December 31, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "RTC-Center"
Location: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Postal address: Kalanchevskaya st., 15a, 107078 Moscow, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: March 1, 1996
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Rustel"
Location: Degtyarny per., 6, bld. 2, Moscow, Russia
Postal address: Pavla Korchagina st., 2, Moscow, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: August 5, 1996
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Strakhovaya Compania
Profsoyuza Rabotnikov Svyazi "Costars" ("Costars" Insurance
Company of the Telecommunications Employee Labor Union)
Location: Leninsky pr., 42, bld. 3, of. 33-08, 117119 Moscow,
Russia
Postal address: Pavla Korchagina st., 2, Moscow, Russia                -              -
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: October 19, 1993
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Telebarents"
Location: Parkovaya st., 37, 185014 Petrozavodsk, Russia
Postal address: Parkovaya st., 37, 185014 Petrozavodsk, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: July 10, 1996
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Telecomcity"
Location: Delegatskaya st., 5, 103091 Moscow, Russia
Postal address: Delegatskaya st., 5, 103091 Moscow, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: June 3, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Teleport-TP"
Location: Prospect Mira, VVTs, 129223 Moscow, Russia
Postal address: Prospect Mira, VVTs, 129223 Moscow, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: April 9, 1992
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company Information Agency
"Informcourier-Svyaz"
Location: 4th Verkhny Mikhailovsky proezd, 6, bld. 1,
117419 Moscow, Russia
Postal address: Sovkhoznaya st., 4, bld. 1, 108382 Moscow,
Russia
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity, participation interests) that make up the Charter (depositary) capital of
this entity
Effective from: December 15, 2000
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company Scientific and Technical
Center "COMSET"
Location: Zeleny pr., 7, 111141 Moscow, Russia
Postal address: Zeleny pr., 7, 111141 Moscow, Russia
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: November 28, 2000
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "YurBusinessCenter"
Location: city of St.-Petersburg, Artilleriyskaya st., bld. 1
Postal address: city of St.-Petersburg, Artilleriyskaya st.,
bld. 1                                                                 -              -
Status: The person belongs to the same group as the Company
Effective from: November  10, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Supplementary Liability Company Television and Radio
Company "Yalta"
Location: Sokhanya st., 7, 334200 Yalta, Crimea, Ukraine
Postal address: Sokhanya st., 7, 334200 Yalta, Crimea, Ukraine
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: December 3, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "RTC-Sibir"
Location: Botkina st., 63, 660100 Krasnoyarsk, Russia
Postal address: C. Marks st., 246, 660100 Krasnoyarsk, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: September 23, 1993
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company Moscow Long-Distance Telephone
Exchange No. 9 ("MMTS-9")
Location: Butlerova st., 7, 117485 Moscow, Russia
Postal address: Butlerova st., 7, 117485 Moscow, Russia
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: May 23, 1997
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "RTComm.RU"
Location:, 107078, city of Moscow, Kalanchevskaya st., bld. 15a
Postal address: 121021, city of Moscow, Olsuf'evsky per., bld.
8/1
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: February 6, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Open Joint Stock Company "Central Company Business
Network"
Location: Marshala Vasilevskogo st., 1, bld. 2, 123098 Moscow,
Russia
Postal address: Marshala Vasilevskogo st., 1, bld. 2,
123098 Moscow, Russia                                                  -              -
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: June 27, .1996
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "TverTelecom"
Location: Novotorzhskaya st. 24, 170000 Tver, Russia
Postal address: Novotorzhskaya st. 24, 170000 Tver, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: December 31, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Alexander I. Polnikov
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Vladimir I. Lokhtin
Place of Residence: Moscow                                       Ordinary: 964
Status: The person belongs to the same group as the Company        Preferred:     0.000409%
(in accordance with OJSC "Svyazinvest" information)                  3007
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Maxim S. Plyuschev
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Oksana V. Petrova
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Elena V. Umnova
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Irina P. Ukhina
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Andrei A. Schepilov
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Alla B. Grigorieva
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Sergey V. Chernogorodsky
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Vladimir S. Zholobov
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Vladimir V. Kozinov
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Alexander A. Yermolich
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Gennady I. Kovalenko
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Igor V. Pozhidaev
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Elena V. Zabuzova
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Marina N. Osadchaya
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Yevgeny N. Poyarkov
Place of Residence: Moscow
Status: The person belongs to the same group as the Company            -              -
(in accordance with OJSC "Svyazinvest" information)
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Igor I. Marin
Place of Residence: Moscow
Status: The person belongs to the same group as the Company        Ordinary:400    0.000041%
(in accordance with OJSC "Svyazinvest" information)                Preferred: -
Elected: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Style"
Location: 658707, Altay Region, city of Kamen-na-Obi,
Severnaya st., bld. 80, of. 4
Postal address: 658707, Altay Region, city of Kamen-na-Obi,            -              -
Severnaya st., bld. 80, of. 4
Status: The entity belongs to the same group as the Company
Effective from: September 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company Telecom-Service
Location: city of Moscow, Novoslobodskaya st., 18
Postal address: city of Moscow, Novoslobodskaya st., 18
Status: The person belongs to the same group as the Company            -              -
Effective from: October 18, 2004
................................................................. ............... ............



   CHANGES TO THE LIST OF AFFILIATED PERSONS RECORDED IN THE REPORTING QUARTER

1. The  following  persons  were removed from  Rostelecom's  List of  Affiliated
Persons: Anton A. Alekseev, Closed Joint Stock Company "ROSPAC", Closed Joint Stock Company "Telecom-Tsentr", Limited Liability Company "Policomp", Limited Liability Company "Centrum", Closed Joint Stock Company "Yugsvyazstroy", Closed Joint Stock Company "Cellular communications of Mordovia"


Information in Rostelecom's List of Affiliated Persons before the change was amended as follows:

................................................................. ............... ............
                       Affiliated person                           Number of       Equity
                                                                   Company's
                                                                 stock held by    stake of
                                                                     person       person, %
................................................................. ............... ............
................................................................. ............... ............
Name: Anton A. Alekseev
Place of Residence: Moscow
Status: The person belongs to the same group as the Company.
The condition by virtue of which the person belongs to the
same group:                                                            -              -
This individual, while employed by OJSC Rostelecom, conjointly with other persons employed by Rostelecom gains the majority in the Board of Directors of the other legal entity.
Elected: June 20, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Allocated public switched
network "ROSPAC"
Location: 103009, city of Moscow, Brusov per., bld2a
Postal address: 103009, city of Moscow, Brusov per., bld2a
Status: The Company is entitled to dispose of more than                -              -
20 percent of the total number of votes corresponding to the shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: June 18, 1992
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Telecom-Tsentr"
Location: Dubovaya Roshcha st., 25, 127427 Moscow, Russia
Postal address: Dubovaya Roshcha st., 25, 127427 Moscow, Russia
Status: The Company is entitled to dispose of more than
20 percent of the total number of votes corresponding to the           -              -
shares (contributions, participation interests) that make up the Charter (depositary) capital of this entity
Effective from: February 15, 1994
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Policomp"
Location: 191186, St-Petersburg, st. B. Morskaya, bld. 20
Postal address: 191186, St-Petersburg, st. B. Morskaya, bld. 24
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Politcom" is an entity indirectly controlled by OJSC Svyazinvest.
Effective from: June 30, 2004
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Centrum"
Location: st. Antikainena 22, 185000 Petrozavodsk
Postal address: st. Antikainena 22, 185000 Petrozavodsk
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
Limited Liability Company "Centrum" is an entity indirectly
controlled by OJSC "Svyazinvest".
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Yugsvyazstroy"
Location: 352840, city of Krasnjdar, Ayvazovskiy st., bld.
110/1
Postal address: 352840, city of Krasnjdar, Ayvazovskiy st.,
bld. 110/1
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Yugsvyazstroy" is under indirect control of OJSC
"Svyazinvest"
Effective from: July 28, 2003
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Cellular communications of
Mordovia"
Location: Russia, Republic of Mordovia, city of Saransk
Postal address: 430000, city of Saransk, Bolshevistskaya st., bld. 13
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Cellular communications of Mordovia" is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............


2. The  following  persons  were  included to  Rostelecom's  List of  Affiliated
Persons: Closed Joint Stock Company "Telephone Company - Ural", Limited Liability Company "NovgorodDatacom", Limited Liability Company "Giprosvyaz-North-West", Closed Joint Stock Company "RTKOM"

Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

................................................................. ............... ............
                       Affiliated person                           Number of       Equity
                                                                   Company's
                                                                 stock held by    stake of
                                                                     person       person, %
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Telephone Company - Ural"
Location: 620134, city of Ekaterinburg, Drujininskaya st.,
bld. 48a
Postal address: 620090, city of Ekaterinburg, Tekhnicheskaya
st., bld. 18b
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
CJSC "Telephone Company - Ural" is under indirect control of
OJSC "Svyazinvest"
Effective from: March 31, 2005
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "NovgorodDatacom"
Location: 174126, city of Veliky Novgorod, Pankovka,
Industrialyanya st., bld. 22
Postal address: 173000, city of Veliky Novgorod, Michailova
st., bld. 20
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group:
Limited Liability Company "NovgorodDatacom" is under indirect control of OJSC "Svyazinvest"
Effective from: March 21, 2005
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Giprosvyaz-North-West"
Location: 197110, city of Saint-Petersburg, Konstantinovskii pr-t, bld. 11a
Postal address:197110, city of Saint-Petersburg,
Konstantinovskii pr-t, bld. 11a
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Giprosvyaz-North-West"
is under indirect control of OJSC "Svyazinvest"
Effective from: March 31, 2005
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "RTKOM"
Location: 430000, city of Saransk, Kommunisticheskaya st.,
bld.7
Postal address: 430000, city of Saransk, Kommunisticheskaya
st., bld.7                                                            -              -
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the
same group: CJSC "RTKOM" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2005
................................................................. ............... ............


3. The legas status of CJSC "Infinvest" and CJSC "Permtelecom" was changed. The location and postal address of CJSC "Infinvest" were changed.

Information in Rostelecom's List of Affiliated Persons before the change was amended as follows:

................................................................. ............... ............
                       Affiliated person                           Number of       Equity
                                                                   Company's
                                                                 stock held by    stake of
                                                                     person       person, %
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "Infinvest"
Location: Russia, city of Perm, Gagarina blv., bld. 32
Postal address: 614077, city of Perm, Stahanovskaya st., bld. 6
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: CJSC "Infinvest" is under indirect control of OJSC
"Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Permtelecom"
Location: 614000, city of Perm, Podlesnaya st., bld. 45
Postal address: 614000, city of Perm, Podlesnaya st., bld. 45
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Permtelecom"
is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............


Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

................................................................. ............... ............
                       Affiliated person                           Number of       Equity
                                                                   Company's
                                                                 stock held by    stake of
                                                                     person       person, %
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Infinvest"
Location: Russia, city of Perm, Lenina st., bld. 68
Postal address: 614077, city of Perm, P.Lumumby st., bld. 6
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Infinvest"
is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............
................................................................. ............... ............
Name: Limited Liability Company "Permtelecom"
Location: 614000, city of Perm, Podlesnaya st., bld. 45
Postal address:614000, city of Perm, Podlesnaya st., bld. 45
Status: The person belongs to the same group as the Company            -              -
The condition by virtue of which the person belongs to the
same group: Limited Liability Company "Permtelecom"
is under indirect control of OJSC "Svyazinvest"
Effective from: October 11, 2002
................................................................. ............... ............


4.  CJSC  "AKIB  for  development  of   communications   means  and  informatics
Pochtobank" ceased to be a shareholder of the Company.

Information in Rostelecom's List of Affiliated Persons before the change was amended as follows:


................................................................. ............... ............
                       Affiliated person                           Number of       Equity
                                                                   Company's
                                                                 stock held by    stake of
                                                                     person       person, %
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "AKIB for development of
communications means and informatics Pochtobank"
Location: 614600, city of Perm, Lenin st., bld. 68
Postal address: 614600, city of Perm, Lenin st., bld. 68           Ordinary:
Status: The person belongs to the same group as the Company          82000         0,0084%
The condition by virtue of which the person belongs to the        Preffered: -
same group:
CJSC "AKIB for development of communications means and
informatics Pochtobank" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............


Information in Rostelecom's List of Affiliated Persons after the change was amended as follows:

................................................................. ............... ............
                       Affiliated person                           Number of       Equity
                                                                   Company's
                                                                 stock held by    stake of
                                                                     person       person, %
................................................................. ............... ............
................................................................. ............... ............
Name: Closed Joint Stock Company "AKIB for development of
communications means and informatics Pochtobank"
Location: 614600, city of Perm, Lenin st., bld. 68
Postal address: 614600, city of Perm, Lenin st., bld. 68
Status: The person belongs to the same group as the Company
The condition by virtue of which the person belongs to the             -              -
same group:
CJSC "AKIB for development of communications means and
informatics Pochtobank" is under indirect control of OJSC
"Svyazinvest"
Effective from: March 31, 2003
................................................................. ............... ............


END OF FILING